Exhibit 10.1

[Toro Letterhead]

July 25, 2011

Renee J. Peterson

17970 Windy Lakes Circle

Chagrin Falls, OH 44023

Dear Renee:

I am delighted to extend this offer to you for the Vice President, Finance & Chief Financial Officer position (which is an elected officer position) at The Toro Company. I believe that you will be a strong addition to our organization and our executive team.

Start Date

Our proposed start date is August 22, 2011.

Base Salary

Your annual base salary will be $400,000, paid on a semi-monthly basis. Your annual base salary, like base salaries for all elected officers, will be reviewed annually by the Compensation & Human Resources Committee with changes (if any) typically going into effect on December 1.

Sign On Awards

You will receive both a cash sign on award and a restricted stock sign on award.

Cash – you will receive a sign on bonus of $180,000, which will be payable to you within 30 days of your start date, with a contingency that you agree to remain employed by The Toro Company for a minimum of one year. If you voluntary terminate your employment prior to the first anniversary of your start date, you agree to pay the cash sign on bonus back to the company. Based on the Q1 forecast you previously provided, this amount represents approximately 10 months of the executive incentive amount you will forfeit for 2011 in connection with your resignation.

Restricted Stock – you will receive a restricted stock award of 22,500 shares worth approximately $1.3 million at today’s closing price. This restricted stock award will be granted on your start date and will vest in three equal installments on the first, second and third anniversaries of the date of grant.

Annual Cash Incentive Award

You will be eligible for an annual cash incentive award, beginning in Fiscal 2012. Your target cash incentive award for Fiscal 2012 will be 60% of your fiscal year base salary earnings. Performance against pre-established financial goals determines the actual award payouts. At maximum levels of performance, you will be eligible to receive 200% of your target award, or 120% of your fiscal year base salary earnings. Payouts of annual cash incentive awards are typically made in December based on approval by the Compensation & Human Resources Committee of the Board of Directors and subject to release by the Company of its fiscal results.

Equity Awards

Each December, you will be eligible to receive equity awards. Currently, equity awards are granted in the form of non-qualified stock options and performance share awards.

In determining equity grants each fiscal year, the Compensation & Human Resources Committee evaluates a number of factors, including market data. Your actual equity grants for Fiscal 2012 will not be determined until the December 2011 Compensation & Human Resources Committee meeting. However, management will recommend a Fiscal 2012 equity grant worth at least $550,000. Approximately one-half of that value will be granted in nonqualified stock options (based on Black-Scholes present value for the last three months of the fiscal year) and one-half will be granted in a performance share award (based on stock price for the last three months of the fiscal year).

Nonqualified stock options vest in equal installments over three years and have a ten-year term. Performance share awards are three-year awards and vest in full after the end of the three-year award term. Performance share awards are paid in shares of Toro common stock based upon the level of accomplishment against financial goals established at the beginning of the award term.

Health and Welfare Benefits

You will be eligible to receive certain health and welfare benefits beginning on your start date, including medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance and long-term disability insurance.

Retirement Plan

Qualified Plan - Toro’s defined contribution plan currently consists of a 401(k) with a company match and an investment savings and ESOP contribution. You will be eligible to participate in the defined contribution plan up to a maximum level of 8% or the IRS compensation limit after 90 days of service and will be eligible for the company match on the first of the month following one year of service. Eligibility for the investment savings and ESOP begins on the first of the month following two years of service.

Nonqualified Plans - On an annual basis, you may elect to defer up to 50% of your annual calendar year base salary and up to 100% of your fiscal annual cash incentive award. Deferral elections are made in October of each year for the upcoming year; therefore, your first opportunity to defer will be in October 2011 for your calendar year 2012 base salary and your Fiscal 2012 annual cash incentive award. Additionally, you will be eligible to defer your performance share award payout (deferral elections for these payouts are made just prior to the beginning of the third year of the three-year award term). Finally, after two years of service, you will be eligible to participate in a supplemental benefit plan. This supplemental benefit plan currently mirrors the investment savings and ESOP contributions in the qualified plan and therefore, eligibility begins on the first of the month following two years of service.

The descriptions above represent what is currently in place with respect to our retirement plans. However, these plans are currently under review for implementation in calendar year 2012.

Perquisites

As an elected officer, you will be eligible for the following perquisites:

•	All costs of leasing, operating, insuring and maintaining a company-leased car (current lease allowance is $68,500)

•	An annual financial planning allowance of $6,000; an additional $3,000 can be used over the course of every three years

•	Toro product

•	Four weeks of vacation annually

•	Reimbursement for an annual executive physical of up to $1,000 for amounts not covered by insurance

Change in Control Severance Compensation Policy

In your role as Vice President, Finance & Chief Financial Officer, you will automatically become a participant in Toro’s Change in Control Severance Compensation Policy on the day on which you commence employment.

Relocation Benefits

We will provide for your relocation to the Twin Cities and can discuss further details at a later date.

This offer is contingent upon reference checks, successfully passing a pre-employment drug test, presenting evidence of eligibility for employment and signing our standard employee agreement.

Renee, I am very excited about the prospect of having you join The Toro Company. I look forward to a positive response to our offer. Please feel free to call me with any questions.

Sincerely,

/s/ Michael J. Hoffman

Michael J. Hoffman
Chairman & CEO

The undersigned acknowledges that I have read and accept the terms and conditions outlined in this letter.

/s/ Renee J. Peterson	July 25, 2011
Renee J. Peterson	Date